Points International Ltd. Reports First Quarter 2014 Financial Results

– Revenues of $58.3 million, an increase of 58% year-over-year
– Adjusted EBITDA1 of $1.2 million, an increase of 127% year-over-year
– Net Income of $443 thousand, compared to a net loss of $48 thousand in the prior year period
– 4 new partners announced or launched since start of 2014 including Hilton Worldwide and MasterCard Worldwide

Toronto, Canada, May 8, 2014 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the first quarter ended March 31, 2014.

“The year is off to a strong start, characterized by strong financial performance, ongoing platform expansion and strategic investments,” said Chief Executive Officer, Rob MacLean. “Revenues grew nearly 60% year-over-year, driven by the successful on-boarding of several new loyalty partners over the past twelve months as well as the continued expansion of our existing loyalty network through new product launches and strong marketing and merchandising efforts. Led by our robust growth in revenue and gross margin2 dollars, Adjusted EBITDA more than doubled over the prior year period, all while the company continues to make strategic investments in our future growth opportunities.”

MacLean continued, “Throughout the course of 2013 we strengthened our foundation through both the growth of our existing partner network as well as through several significant and strategic loyalty program partner additions. This momentum has carried into 2014 as evidenced by the recent additions of MasterCard, Hilton, Spirit Airlines and most recently, Etihad Airlines to the Points partner network. Our new partnership with Etihad will give businesses and merchants in the UK, Europe, Middle East and Africa regions access to miles from Etihad Airways’ well established and globally recognized Etihad Guest frequent flyer program, to incentivize customers and grow revenues. We are thrilled to be able to offer our innovative solutions to additional Loyalty Programs around the world in support of our broader mission to make loyalty programs more valuable and engaging.”

“Innovation will continue to be a prevailing theme throughout 2014,” added MacLean. “We are particularly excited about our recently announced acquisition of PointsHound and our ability to leverage the PointsHound team and technology to drive advancements across our Loyalty Currency Platform, particularly with respect to our open platform strategy.”

First Quarter 2014 Financial Results
(Unless otherwise stated, all comparisons for the First Quarter of 2014 are on a year-over-year basis)

Revenues totaled $58.3 million up 58% from $36.9 million. Principal revenues totaled $56.2 million, up 62% from $34.6 million. The year-over-year increase in principal revenues was largely due to the impact of new partners launched over the course of 2013 as well as the growth from existing partners through strong marketing and merchandising efforts.

Gross margin dollars totaled $8.3 million, or 14.2% of total revenue, compared to $6.7 million, or 18.0% of total revenue. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the course of 2013. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter.

Adjusted EBITDA totaled $1.2 million up 127% from $529 thousand. Revenue and gross margin growth outpacing that of operating expense contributed to the strong year-over-year increase in Adjusted EBITDA.

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Net income totaled $443 thousand, or $0.03 per diluted share, compared to a net loss of $48 thousand, or break-even per share.

As of March 31, 2014, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $66.2 million. The Company remains debt free and is pleased with its overall financial position.

First Quarter 2014 Business Metrics

	Q1/14	Q1/13	Q1/14 vs. Q1/13	Q4/13	Q1/14 vs. Q4/13
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	4,724,111	4,420,726	6.9%	5,348,320	(11.7%)
No. of Points/Miles Transactions	547,232	377,845	44.8%	500,782	9.3%

Outlook

The Company is providing financial guidance for the year ending December 31, 2014, as follows:

  Revenue is expected to grow in the range of 25% - 40% over 2013. This revenue range contemplates organic growth within Points’ existing business as well as the contribution from partners and products announced or launched since 2013.
  Adjusted EBITDA is expected to be in the range of $16 - $20 million, prior to making strategic investments.
  Strategic investments are expected to be in the range of $5 - $7 million for 2014, a slight increase from the Company’s prior outlook to account for the PointsHound transaction.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through May22, 2014 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13580620.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for approximately 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow

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eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Company blog.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2014 with respect to revenue growth, Adjusted EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
(310) 829-5400

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA1

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2014	December 31, 2013	March 31, 2013

Net income	$443	$2,291	$(48)
Interest and other income	(5)	-	-
Income tax expense (recovery)	286	474	(370)
Depreciation and amortization	544	715	919
Foreign exchange (gain)	(68)	(77)	28
Adjusted EBITDA	$1,200	$3,403	$529

Gross Margin Information2

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2014	December 31, 2013	March 31, 2013

Total Revenue	$58,257	$69,087	$36,918
Direct cost of principal revenue	49,989	58,785	30,259
Gross Margin	$8,268	$10,302	$6,659
Gross Margin %	14%	15%	18%

______________________________________________
1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$58,945	$64,188
Restricted cash	1,590	1,602
Funds receivable from payment processors	5,651	9,071
Accounts receivable	1,263	1,401
Prepaid expenses and other assets	2,599	2,210
Total current assets	$70,048	$78,472

Non-current assets
Property and equipment	1,977	2,092
Intangible assets	1,915	1,855
Goodwill	2,580	2,580
Deferred tax assets	5,749	5,966
Long-term Investment	3,500	3,500
Other assets	579	547
Total non-current assets	$16,300	$16,540
Total assets	$86,348	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	3,546	4,783
Payable to loyalty program partners	47,896	56,111
Current portion of other liabilities	1,268	1,134
Total current liabilities	$52,710	$62,028

Non-current liabilities
Other liabilities	376	437
Total non-current liabilities	$376	$437

Total liabilities	$53,086	$62,465

SHAREHOLDERS’ EQUITY
Share capital	58,948	58,693
Contributed surplus	10,529	10,381
Accumulated other comprehensive loss	(476)	(345)
Accumulated deficit	(35,739)	(36,182)
Total shareholders’ equity	$33,262	$32,547
Total liabilities and shareholders’ equity	$86,348	$95,012

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2014	2013

REVENUE
Principal	$56,162	$34,600
Other partner revenue	2,076	2,304
Interest	19	14
Total Revenue	$58,257	$36,918

EXPENSES
Direct cost of principal revenue	49,989	30,259
Employment costs	5,505	4,495
Marketing and communications	198	269
Technology services	219	235
Depreciation and amortization	544	919
Foreign exchange gain (loss)	(68)	28
Operating expenses	1,146	1,131
Total Expenses	$57,533	$37,336

OPERATING INCOME (LOSS)	$724	$(418)

Interest and other income	(5)	-
OPERATING INCOME (LOSS) BEFORE INCOME TAXES	$729	$(418)

Income tax expense (recovery)	286	(370)
NET INCOME (LOSS)	$443	$(48)

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $118 (2013: $39)	(326)	(108)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery $70 (2013: $11)	195	32

Other comprehensive loss for the period, net of income tax	$(131)	$(76)
TOTAL COMPREHENSIVE INCOME (LOSS)	$312	$(124)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$0.03	$(0.00)
Diluted earnings (loss) per share	$0.03	$(0.00)

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other	deficit	equity
				flow hedges	comprehensi
					ve loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	443	443

Other comprehensive loss	-	-	-	(131)	(131)	-	(131)
Total comprehensive income				(131)	(131)	443	312
Effect of share option compensation plan	-	179	179	-	-	-	179
Effect of RSU compensation plan	-	151	151	-	-	-	151
Share issuances	255	(182)	73	-	-	-	73
Balance at March 31, 2014	$58,948	$10,529	$69,477	$(476)	$(476)	$(35,739)	$33,262

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net loss	-	-	-	-	-	(48)	(48)

Other comprehensive loss	-	-	-	(76)	(76)	-	(76)
Total comprehensive loss	-	-	-	(76)	(76)	(48)	(124)
Effect of share option compensation plan	-	134	134	-	-	-	134
Effect of RSU compensation plan	-	102	102	-	-	-	102
Share issuances	364	(176)	188	-	-	-	188
Balance at March 31, 2013	$57,928	$10,165	$68,093	$(130)	$(130)	$(39,836)	$28,127

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2014	2013

Cash flows from operating activities
Net income for the period	$443	$(48)
Adjustments for:
Depreciation of property and equipment	252	372
Amortization of intangible assets	292	547
Unrealized foreign exchange loss (gain)	973	(371)
Equity-settled share-based payment transactions	330	236
Deferred income tax (recovery) expense	263	(424)
Unrealized loss on derivative contracts designated as cash flow hedges	(179)	(103)
Changes in non-cash balances related to operations	(6,242)	(5,765)
Net cash used in operating activities	$(3,868)	$(5,556)

Cash flows from investing activities
Acquisition of property and equipment	(137)	(405)
Additions to intangible assets	(350)	(101)
Long-term Investment	-	(1)
Net cash used in investing activities	$(487)	$(507)

Cash flows from financing activities
Proceeds from exercise of share options	73	188
Net cash provided by financing activities	$73	$188

Net increase in cash and cash equivalents	$(4,282)	$(5,875)
Cash and cash equivalents at beginning of the period	$64,188	$45,108
Effect of exchange rate fluctuations on cash held	(961)	378
Cash and cash equivalents at end of the period	$58,945	$39,611

Interest Received	$25	$17
Interest Paid	$-	$-

Taxes Received	$-	$-
Taxes Paid	$3	$38

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.